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FOR IMMEDIATE RELEASE

Supreme Court of Israel Rules in Favor of Sun Pharma
Lifts Injunction to Permit the Closing of the Offer for Taro

Mumbai, India: September 7, 2010: Sun Pharmaceutical Industries Ltd. (Sun) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that the Supreme Court of Israel has unanimously dismissed the appeal by Taro Pharmaceutical Industries Ltd. (Taro) (Pink Sheets: TAROF) of the previous ruling by the Tel-Aviv District Court holding that the Israeli special tender offer (STO) rules do not apply to the Tender Offer by Sun’s subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), to purchase all outstanding Ordinary Shares of Taro for USD 7.75 net per Ordinary Share in cash.  The Court also lifted its temporary order that prohibited the closing of the Offer prior to its ruling.

In its 69-page decision, the three-judge bench of the Supreme Court of Israel said there were no legal or moral grounds upon which to require Sun to comply with the STO rules.  The Court declared that its ruling in favor of Sun was dictated by concerns of fairness, good faith and commercial stability and affirmed the District Court's finding that Taro and its directors had acted in bad faith.  The Court also awarded Sun expenses.

“Sun is gratified that the Supreme Court of Israel has upheld the decision of the Tel-Aviv District Court.  We are ready to finally move forward now to close the Offer and enforce our rights under the Option Agreement to purchase the Levitts’ controlling shares,” said Dilip Shanghvi, Chairman and Managing Director of Sun.

As previously announced, the Offer is scheduled to expire on the fifth business day following the date Sun announces a ruling on the appeal of the STO litigation.  Thus, the Offer is now set to expire at 12:00 midnight, New York City time, on Tuesday, September 14, 2010.  Also, as previously announced, Alkaloida will provide a subsequent offering period of not less than ten business days nor more than 20 business days following the expiration date.  As of 5:00 p.m., New York City time, on September 3, 2010, 28,882 Ordinary Shares had been tendered and not withdrawn from the Offer.

Sun also announced that at 11:59 p.m. on September 11, 2010, the clearance under the Hart-Scott-Rodino (HSR) Act waiting period previously obtained will expire.  Sun intends to re-file its HSR application to restart the HSR Act waiting period.  If, as of the expiration date, the number of Ordinary Shares tendered and not withdrawn from the Offer, together with the Ordinary Shares already beneficially owned by Sun, would result in Sun owning less than 50% of the voting power of Taro, there will be no applicable waiting period under the HSR Act and Alkaloida expects to close the Offer and promptly purchase such tendered Ordinary Shares.  If, as of such expiration date, the conditions to the Offer have not been satisfied or, to the extent permitted by applicable law, waived by Alkaloida, Alkaloida reserves the right to further extend the Offer.

The complete terms and conditions of the tender offer are set out in the Offer to Purchase, which is filed with the U.S. Securities and Exchange Commission.  Taro shareholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, Email: tenderoffer@mackenziepartners.com.

About Sun Pharma

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, specialty pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry,

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India

neurology, cardiology, diabetology, gastroenterology, orthopedics and ophthalmology.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts

Uday Baldota		Mira Desai
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Brunswick Group for Sun Pharma		MacKenzie Partners
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